Insys Therapeutics, Inc.
1333 S. Spectrum Blvd, Suite 100
Chandler, Arizona 85286

July 21, 2016

VIA EDGAR

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Insys Therapeutics, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 29, 2016 Form 10-Q for the Quarterly Period Ended March 31, 2016 Filed May 5, 2016 File No. 001-35902

Dear Mr. Rosenberg:

Insys Therapeutics, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 7, 2016, with respect to the Company’s Form 10-K filed with the Commission on February 29, 2016 for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Form 10-Q filed with the Commission on May 5, 2016 for the quarterly period ended March 31, 2016 (the “Form 10-Q”) (File No. 001-35902).

Set forth below is the heading and text of each comment followed by the Company’s response:

Form 10-Q for the Quarterly Period Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 24

1.

Net revenue during the quarter ended March 31, 2016 decreased 12% from the quarter ended March 31, 2015. You disclose that the decline in revenue was due to a decrease in Subsys shipments to pharmaceutical wholesalers. In your Form 8-K furnished on April 11, 2016 you attribute the decrease in Subsys revenues to a decline in prescription volumes as well as a reduction in wholesale inventory levels. You further state that you believe the heightened publicity surrounding the national opioid epidemic has resulted in a sensitivity by some healthcare providers to prescribe opioids. Please address the following:

●

Provide us with the level of inventory in your Subsys distribution channel as of September 30, 2015, December 31, 2015 and March 31, 2016. Explain the reason for fluctuations in the level for these dates.

Response:

The estimated level of inventory in the Company’s Subsys distribution channel (“Channel”) held by pharmaceutical wholesalers and specialty pharmaceutical retailers (collectively “Customers”) as of September 30, 2015, December 31, 2015 and March 31, 2016 was as follows:

	9/30/15	12/31/15	3/31/16
Channel inventory (units in cartons)	14,851	15,956	11,452
Channel inventory (dollar amounts in thousands)	$36,983	$41,713	$29,802
Channel inventory (days of inventory on hand)	27.0	29.1	27.8

The Customers to whom the Company sells Subsys report to the Company the number of units of Channel inventory held by them. The dollar value of estimated Channel inventory is determined by multiplying the number of units in the Channel times the average gross price at which the inventory was sold to Customers. The Company notes to the Staff that the days on hand set forth above are calculated using the dollar value of estimated Channel inventory on the last day of the calendar quarter divided by the average daily sales made by Customers over the preceding 91 calendar days.

The fluctuations in the dollar value of Channel inventory for these dates is primarily due to Customer ordering patterns as impacted by changes in retail prescription demand. Although the dollar value fluctuated from period to period, days on hand remained within a relatively consistent range for each of the periods indicated.

Furthermore, the decline in Subsys prescriptions (i.e., demand for Subsys) during the quarter ended March 31, 2016 (noted in the Company’s Form 8-K furnished on April 11, 2016) resulted in Customers reducing their respective inventories on hand (i.e. supply of Subsys to meet anticipated retail demand) to maintain a relative constant number of days on hand, as indicated in the table above. As a result of the reduction in Channel inventories by Customers, Customers reduced their orders for shipments during the quarter ended March 31, 2016.

●

Tell us what consideration you gave to describing any known trends or uncertainties with respect to Subsys prescription volumes in your March 31, 2016 Form 10-Q pursuant to Item 303(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company advises the Staff that in determining whether or not to disclose a known trend or uncertainty, the Company applies the guidance in Section 9220 of the Division of Corporation Finance’s Financial Reporting Manual, including assessing the materiality of the trend or uncertainty on its financial condition and results of operations, as well as such factors as market conditions and the long or short term nature of such trends or uncertainties. In addition, the Company notes to the Staff that the Company’s management reviews the historical and projected results for all of the Company’s key metrics on a continual basis, including prescription volumes. However, the Company respectfully notes to the Staff that prescription volumes fluctuate during any one period and from period to period and are therefore difficult to predict, which makes it difficult to identify any known trends.

Furthermore, as noted in its Form 8-K furnished on April 11, 2016, the Company believed that the first quarter decline in prescription volume was the result of heightened publicity surrounding the national opioid epidemic, which resulted in sensitivity by some healthcare providers to prescribe opioids. The Company also stated that it expected that the Subsys prescription decline was close to stabilizing. Accordingly, given that the Company believed that the Channel inventory (i.e., supply of Subsys to meet anticipated retail demand) decline experienced during the quarter ended March 31, 2016 would stabilize and not continue to decline, the Company concluded that it could again grow its revenue for the remainder of 2016 at the time it filed its Form 10-Q for the quarter ended March 31, 2016 on May 5, 2016.

Upon evaluating all of these factors, the Company did not determine that the first quarter decline in prescription volume was a trend or uncertainty that required further disclosure. Consequently, the Company believes that it has presented its Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 10-Q consistent with the requirements of Regulation S-K Item 303(a) and the Commission’s and Staff’s guidance as to effective disclosure.

However, the Company appreciates the Commission’s observation regarding this matter and plans to add enhanced disclosure to its Form 10-Q for the second quarter ended June 30, 2016 which would include disclosure substantially similar to the following:

“The continuing and heightened publicity surrounding the national opioid epidemic continues to result in sensitivity by some healthcare professionals to prescribe, and pharmacies to dispense, opioids. In part, this sensitivity by healthcare professionals and pharmacies is the result of third-party payers, such as insurance companies, and regulatory and government agencies increasingly scrutinizing the indications and uses for which healthcare professionals are prescribing, and pharmacies are dispensing, opioids. Consequently, this has and will likely continue to affect the manner in which, and the situations when, Subsys is being prescribed, dispensed and approved for coverage. While we continue to sell directly into wholesalers and retail pharmacies for our revenue, the direct pressures discussed above related to the retail demand-side components of our business will likely result in our inability to grow full-year Subsys revenue at similar levels when compared to 2015. In addition, we anticipate that we will experience future declines in Subsys revenue for the remainder of 2016 when compared to prior quarters in 2015.”

●

Tell us why these trends and uncertainties were not also discussed in your December 31, 2015 Form 10-K. In this regard, you disclose on page 63 of your Form 10-K that you expected net revenue from the sales of Subsys to continue to increase in 2016 due primarily to anticipated increases in unit prices and in the number of prescriptions fulfilled, combined with changes in prescription strength mix. However, in your February 23, 2016 earnings call your CFO noted that Subsys prescription trends in the first quarter were trailing those of the fourth quarter and that you expected a sequential quarterly decline in Subsys revenue. Net revenue during the quarter ended March 31, 2016 decreased 32% from the quarter ended December 31, 2015.

Response:

The Company respectfully advises the Staff that, upon evaluating all of the factors as described above, management did not identify any known trends or uncertainties with respect to Subsys prescription volumes that warranted disclosure in the Form 10-K.

In addition, the Company further advises the Staff that, while the Company’s Chief Financial Officer noted on the February 23, 2016 earnings call that Subsys prescription volumes in the first quarter were trailing those of the fourth quarter, the Company’s Chief Financial Officer also stated on the call that it was “too early to say what the impact on the year will be.” This position is consistent with management’s belief at the time that the first quarter decline in prescription volume was not a trend or uncertainty that required further disclosure at the time of the filing of Form 10-K for the year ended December 31, 2015 on February 29, 2016.

Since the launch of Subys in March 2012, the Company has noted some fluctuations in Subsys prescription trends from December to January as patient co-pays and deductibles associated with their health insurance plans typically reset at the beginning of each calendar year. Below is a table of the comparison of year-over-year prescription trends comparing this time frame at the beginning of 2015 and 2016:

	Scripts		Scripts
December 2014	4,831	December 2015	4,245
January 2015	3,903	January 2016	3,125
Decline	(928)	Decline	(1,120)
Decline %	-19%	Decline %	-26%

Despite the decline in early 2015 prescriptions for Subsys, the Company increased its full year net revenue for the year ended December 31, 2015 by approximately $109 million as compared with the year ended December 31, 2014 ($330.8 million in 2015 compared to $222.1 million in 2014).

At the time of the filing of the Company’s Form 10-K on February 29, 2016, the Company was continuing to assess these fluctuations and other factors that contributed to the lower prescription volumes in 2016. Based on the information available at the time of the Form 10-K filing, the Company did not believe that this trend or uncertainty required further disclosure.

* * *

As requested, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 480-500-3162, or the Company’s General Counsel, Franc Del Fosse, at 480-500-3163, with any questions.

Very truly yours,

/s/ Darryl S. Baker

Darryl S. Baker
Chief Financial Officer